CutLER LAW GROUP	PAGE 1 OF 1

April 24, 2025

Securities and Exchange Commission

100 F. St., NE

Washington, DC 20549-4561

Attn:	Mitchell Austin

Larry Spirgel

Re:	Lottery.com, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 15, 2025
File No. 333-286503

Gentlemen and Ladies:

Please be advised that we represent Lottery.com, Inc. (the “Company”) with respect to the above-referenced filing. We are in receipt of your letter dated April 16, 2025, with respect to the Company. We are today filing Amendment No. 2 to the Registration Statement on Form S-1 responsive to your comments with the intention of addressing the deficiencies referenced in your correspondence.

The Company had endeavored to prepare and file Amendment No. 1 on Form S-1 prior to the time that financial statements for the year ended December 31, 2024 were due or required. Unfortunately, the Company was delayed in completing that task principally because it had been required to obtain a new PCAOB auditor after the resignation of Yusafali and Associates. The new auditor, Boladale Lawal & Company, was tasked with completing a re-audit of the financial statements for the period ended December 31, 2023. As a consequence of the delay, the filing of Amendment No. 1 occurred on the same date that December 31, 2024 financial statements were required. The Amendment No. 2 filed today resolves that issue and no longer contains any reference to the work of the former auditor.

Thank you again for your time and for your assistance with this matter. Please do not hesitate to contact us at 713-888-0040 or rcutler@cutlerlaw.com.

Best Regards,

/s/ M. Richard Cutler

M. Richard Cutler

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150